

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

March 21, 2019

**By E-Mail**

Andrew M. Freedman
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> **Re: Gannett Co., Inc.**
> **Preliminary Proxy Statement filed by MNG Enterprises, Inc., MNG**
> **Investment Holdings LLC, Strategic Investment Opportunities LLC,**
> **Alden Global Capital LLC, Timothy Barton, Heath Freeman, R. Joseph**
> **Fuchs, Guy Gilmore, Dana Needleman, and Steven Rossi**
> **Filed on March 14, 2019**
> **File No. 001-36874**

Dear Mr. Freedman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

**Preliminary Proxy Statement**

1.  Please revise your disclosure and your form of proxy card to disclose how you intend to vote any proxy cards that are returned unmarked.

Cover Letter

2.  We note your reference here and throughout the proxy statement that the company and its board have "exhibited an unwillingness to engage with [you] in good faith regarding the Proposed Transaction and to take the steps necessary to maximize value for all Gannett stockholders." Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or

disclose, the factual foundation for the assertion referenced above. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

3.    Revise your disclosure to explain the meaning of your references to "true 'skin in the game'." If you are referring to the level of ownership of securities by the current directors, explain how your nominees have "true skin in the game" and clarify here and throughout the proxy statement that five of your nominees do not own any shares while each company nominee does own shares in the company. Finally, explain how your nominees would be a better choice for shareholders in deciding whom to vote for on the basis of having "true skin in the game."

Background of the Solicitation, page 13

4.    We note in the first entry for February 7, 2019 your reference to your having set a "clear path" to complete your proposed transaction.  Revise your disclosure to describe any efforts you had made as of that date to obtain financing and to your analysis of any antitrust matters and pension liabilities.

5.    Refer to the entry for February 11, 2019. We note that your press release of that day and filed on Edgar did not include the phrase "if it were given full access to Gannett's books and records" as your proxy statement states. Please revise.

Reasons for the Solicitation, page 16

6.    We note your references to the company's financial performance since 2014. Please revise your disclosure to clarify that until 2015 Gannett was not an independent company and did not have its own board of directors.

Proposal No. 1. Election of Directors, page 22

7.    Please revise this section to **highlight** to security holders that they will be disenfranchised with respect to two board seats if they return your proxy card.

8.    Please revise your disclosure to describe any potential antitrust consequences arising from the election of your nominees.

9.    Please tell us, with a view toward revised disclosure, why all of the references to beneficial ownership in the first and third paragraph of page 26 and similar disclosure on pages 30-31 are qualified by using the phrase "may be deemed."

10.    We note, on page 26, the disclaimer of beneficial ownership "except to the extent of his or her pecuniary interest therein." Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

Additional Participant Information, page 30

11.     Refer to the first sentence on page 31. Please revise to provide the information required under Item 5(b)(1)(vii) of Schedule 14A.

Schedule II

12.     Refer to footnote 8 on page II-2. Please tell us, with a view toward revised disclosure, why you are qualifying disclosure of your own beneficial ownership of shares of the company by referencing public filings.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

        Please direct any questions to me at (202) 551-3619.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions